Filed pursuant to Rule 433

Registration Statement 333-128872

Relating to Prospectus Supplement

dated January 10, 2006

Republic of Panama

Ministerio de Economía y Finanzas

Dirección de Crédito Público

Vía España y Calle 52

Edificio Ogawa, Piso 4

Apartado 2694, Zona 3

Panama, Republic of Panama

FOR IMMEDIATE RELEASE

January 18, 2006

PANAMA ANNOUNCES RESULTS OF INVITATION

Panama, Republic of Panama—The Republic of Panama (“Panama”) announces that it expects to issue approximately U.S.$1.363 billion aggregate principal amount of new 6.700% U.S. Dollar-Denominated Amortizing Global Bonds due 2036 (ISIN US698299AW45) (“2036 Bonds”) pursuant to its invitation to exchange announced on January 10, 2006 (the “Invitation”). The 2036 Bonds will be issued in exchange for accepted offers of approximately U.S.$1.062 billion principal amount of:

•	10.75% U.S. Dollar-Denominated Global Bonds due 2020 (ISIN: US 698299AM62) (the “2020 Bonds”);

•	9.375% Global Bonds due 2023 (ISIN: US698299AS33) (the “2023 Bonds”); and

•	8.125% Global Bonds due 2034 (ISIN: US698299AT16) (the “2034 Bonds”, and, together with the 2020 Bonds and the 2023 Bonds, the “Old Bonds”).

The definitive amount of 2036 Bonds to be issued is subject to final confirmation by the exchange agent. Capitalized terms used but not defined in this notice are defined in the Prospectus Supplement, dated January 10, 2006, describing the Invitation and the terms of the 2036 Bonds.

Panama has decided not to accept any offers to exchange the 8.875% U.S. Dollar-Denominated Global Bonds due 2027 (ISIN: US698299AD63) or the 9.375% U.S. Dollar-Denominated Global Bonds due 2029 (ISIN: US698299AK07).

The Invitation expired yesterday, January 17, 2006 at 4:30 P.M. New York City time.

The clearing spread, the resulting Old Bond Exchange Price, and the aggregate principal amount for each series of the Old Bonds accepted in exchange for 2036 Bonds pursuant to the reverse modified Dutch auction are as follows:

Old Bonds	Clearing Spread	Old Bond Exchange Price	Approximate Aggregate Principal Amount Accepted in Exchange for 2036 Bonds

2020 Bonds	1.73%	142.051%	$117 million
2023 Bonds	2.02%	128.729%	$617 million
2034 Bonds	2.30%	116.157%	$327 million

The 2031 UST Benchmark Rate is 4.526%.

The 2036 Bond Coupon is 6.700%, and the 2036 Bond Issue Price is 98.418%.

There was no proration of the Old Bonds.

Application has been made to list the 2036 Bonds on the Luxembourg Stock Exchange and to have the 2036 Bonds trade on the Euro MTF market, the alternative market of the Luxembourg Stock Exchange. Panama has applied to have the 2036 Bonds accepted into The Depository Trust Company’s (“DTC”) book-entry settlement system. Euroclear Bank S.A./N.V., as operator of the Euroclear System plc (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream, Luxembourg”), have accepted the 2036 Bonds for clearance through their clearance systems.

The 2036 Bonds are expected to be issued on January 26, 2006.

Copies of the Invitation may be obtained free of charge from the information agent, the exchange agent or one of the joint dealer managers. Panama has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. The Prospectus Supplement and the Prospectus incorporate by reference Panama’s Annual Report on Form 18-K for 2004 that has been filed with the U.S. Securities and Exchange Commission (“SEC”). The Prospectus referred to above is incorporated herein by reference and may be accessed by clicking the following hyperlink: http://www.sec.gov/Archives/edgar/data/76027/000119312506004142/d424b5.htm.

The information agent, the exchange agent and the Luxembourg exchange agent for the Invitation are:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

United States

Banks and Brokers call: 1-212-269-5550

(Collect)

All others call: 1-800-290-6431 (Toll Free)

2 London Wall Buildings, 2nd Floor

London Wall, London EC2M 5PP,

England

Telephone: +(44) 20 7920

Citibank, N.A.

Citigroup Centre, Canada Square

Canary Wharf

London E14 5LB

United Kingdom

Attention: Exchange Operations

Reference: Republic of Panama

Exchange Offer

Facsimile: +44 20 7508 3866

Telephone: +44 20 7508 3867

E-mail: exchange.gats@citigroup.com

Dexia Banque Internationale à
Luxembourg, société anonyme
69 route d’Esch
L-2953 Luxembourg
Attention: Transaction
Execution Group
Attention: Luxembourg
Exchange Agent
Reference: Republic of Panama
Facsimile: (352) 4590 4227
Telephone: (352) 45901

The joint dealer managers for the Invitation are:

HSBC 452 Fifth Avenue New York, New York 10018 United States Inside the U.S.: Toll Free 1-866-898-6997 Outside the U.S.: Call Collect 1-212-525-5319	JPMorgan 270 Park Avenue New York, New York 10017 United States Inside the U.S.: Toll Free 1-877-217-2484 Outside the U.S.: Call Collect 1-212-834-7306

Panama has filed a registration statement (including the prospectus and the prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents Panama has filed with the SEC for more complete information about Panama and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint dealer managers, the information agent, the exchange agent or the Luxembourg exchange agent will arrange to send you the prospectus if you request it by calling any of HSBC toll-free at 1-866-898-6997, JPMorgan toll-free at 1-877-217-2484 or the information agent toll-free at 1-800-290-6431.

Panama is making the Invitation only in those jurisdictions where it is legal to do so. The Invitation is void in all jurisdictions where it is prohibited. If materials relating to the Invitation come into your possession, you are required by Panama to inform yourself of and to observe all of these restrictions. The materials relating to the Invitation do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the Invitation be made by a licensed broker or dealer and any joint dealer manager or any affiliate of a joint dealer manager is a licensed broker or dealer in that jurisdiction, the Invitation shall be deemed to be made by such joint dealer manager or such affiliate on behalf of Panama in that jurisdiction.

United Kingdom: Stabilisation/FSA.